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                                   EXHIBIT 12
                             TAX OPINION OF COUNSEL

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                           [Letterhead of Dechert LLP]
May 28, 2004

Board of Directors
IDEX Alger Aggressive Growth Fund
IDEX Mutual Funds
570 Carillon Parkway
St. Petersburg, Florida  33716

IDEX Transamerica Equity Fund
IDEX Mutual Funds
570 Carillon Parkway
St. Petersburg, Florida  33716

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to the IDEX Alger Aggressive Growth Fund (Target), a separate series of IDEX Mutual Funds, a Massachusetts corporation (the Company), to the holders of the shares of beneficial interest (the shares) of Target (the Target Shareholders), and to the IDEX Transamerica Equity Fund (Acquiring Fund), a separate series of the Company, in connection with the proposed transfer of substantially all of the properties of Target to Acquiring Fund in exchange solely for voting shares of beneficial interest of Acquiring Fund (Acquiring Fund Shares), followed by the distribution of such Acquiring Fund Shares received by Target in complete liquidation and termination of Target (the Reorganization), all pursuant to the Agreement and Plan of Reorganization (the Plan) dated as of October 8, 2003, executed by Company on behalf of Target and on behalf of Acquiring Fund.

For purposes of this opinion, we have examined and rely upon (1) the Plan, (2) the Form N-14 filed by Acquiring Fund on February 9, 2004 with the Securities and Exchange Commission, (3) the related Proxy Statement dated March 10, 2004,
(4) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Company on behalf of Acquiring Fund, (5) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Company on behalf of Target, and (6) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the
Code), United States Treasury regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan and the Form N-14 referred to above.

Based upon the foregoing, it is our opinion that:

1. The acquisition by Acquiring Fund of substantially all of the properties of Target in exchange solely for Acquiring Fund Shares followed by the distribution of Acquiring Fund Shares to the Target Shareholders in exchange for their Target shares in complete liquidation and termination of Target will constitute a reorganization within the meaning of section 368(a) of the Code. Target and Acquiring Fund will each be a party to a reorganization within the meaning of section 368(b) of the Code.

2. Target will not recognize gain or loss upon the transfer of substantially all of its assets to Acquiring Fund in exchange solely for Acquiring Fund Shares except to the extent that Targets assets consist of contracts described in section 1256(b) of the Code (Section 1256 Contracts); Target will be required to recognize gain or loss on the transfer of any such
      Section 1256 contracts to Acquiring Fund pursuant to the Reorganization as if such Section 1256 contracts were sold to Acquiring Fund on the effective date of the Reorganization at their fair

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      market value. Target will not recognize gain or loss upon the distribution to its shareholders of the Acquiring Fund Shares received by Target in the Reorganization. We do not express any opinion as to whether any accrued market discount will be required to be recognized as ordinary income.

3. Acquiring Fund will recognize no gain or loss upon receiving the properties of Target in exchange solely for Acquiring Fund Shares.

4. The aggregated adjusted basis to Acquiring Fund of the properties of Target received by Acquiring Fund in the reorganization will be the same as the aggregate adjusted basis of those properties in the hands of Target immediately before the exchange.

5. Acquiring Funds holding periods with respect to the properties of Target that Acquiring Fund acquires in the transaction will include the respective periods for which those properties were held by Target (except where investment activities of Acquiring Fund have the effect of reducing or eliminating a holding period with respect to an asset).

6. The Target Shareholders will recognize no gain or loss upon receiving Acquiring Fund Shares solely in exchange for Target shares.

7. The aggregate basis of the Acquiring Fund Shares received by a Target Shareholder in the transaction will be the same as the aggregate basis of Target shares surrendered by the Target Shareholder in exchange therefor.

8. A Target Shareholders holding period for the Acquiring Fund Shares received by the Target Shareholder in the transaction will include the holding period during which the Target Shareholder held Target shares surrendered in exchange therefor, provided that the Target Shareholder held such shares as a capital asset on the date of Reorganization.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan.

Very truly yours,

/s/ Dechert LLP